                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             Morrow Snowboards, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    61902C104
             ------------------------------------------------------
                                 (CUSIP Number)

                       Stephen C. Kircher, President & CEO
                          Capitol Bay Management, Inc.
                             2424 Professional Drive
                               Roseville, CA 95561
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 1, 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  CAPITOL BAY MANAGEMENT, INC.
                  I.R.S. IDENTIFICATION NUMBER - 68-0308736
-----------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                   (B) [ ]
-----------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

------------------------------------------------------------------------------------
5.       CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or(e)
                                  [ ]
------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA
------------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER
           NUMBER OF                   - 0 -
            SHARES                     ---------------------------------------------
         BENEFICIALLY            8.    SHARED VOTING POWER
           OWNED BY                    - 0 -
             EACH                      ---------------------------------------------
           REPORTING             9.    SOLE DISPOSITIVE POWER
            PERSON                     - 0 -
             WITH                      ---------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER
                                       - 0 -
------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 0 -
------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                           CO
------------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  CAPITOL BAY SECURITIES, INC.
                  I.R.S. IDENTIFICATION NUMBER - 68-0299608
-----------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                   (B) [ ]
-----------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
                                  [ ]
------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA
------------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER
           NUMBER OF                   - 0 -
            SHARES                     ---------------------------------------------
         BENEFICIALLY            8.    SHARED VOTING POWER
           OWNED BY                      212,900
             EACH                      ---------------------------------------------
           REPORTING             9.    SOLE DISPOSITIVE POWER
            PERSON                     - 0 -
             WITH                      ---------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER
                                         212,900
------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  212,900
------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.32%
------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                           BD
------------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  CAPITOL BAY GROUP, INC.
                  I.R.S. IDENTIFICATION NUMBER - 68-0299607
-----------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                   (B) [ ]
-----------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
                                  [ ]
------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA
------------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER
           NUMBER OF                   - 0 -
            SHARES                     ---------------------------------------------
         BENEFICIALLY            8.    SHARED VOTING POWER
           OWNED BY                    - 0 -
             EACH                      ---------------------------------------------
           REPORTING             9.    SOLE DISPOSITIVE POWER
            PERSON                     - 0 -
             WITH                      ---------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER
                                       - 0 -
------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 0 -
------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                           CO
------------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  STEPHEN C. KIRCHER
-----------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                   (B) [ ]
-----------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  OO
------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
                                  [ ]
------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA
------------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER
           NUMBER OF                     2,000,000
            SHARES                     ---------------------------------------------
         BENEFICIALLY            8.    SHARED VOTING POWER
           OWNED BY                      1,212,900
             EACH                      ---------------------------------------------
           REPORTING             9.    SOLE DISPOSITIVE POWER
            PERSON                       2,000,000
             WITH                      ---------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER
                                         212,900
------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,000,000
------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X
                  1,212,900
------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.8%
------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  IN
------------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  STEVEN KAY
-----------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                   (B) [ ]
-----------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  OO
------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
                                  [ ]
------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA
------------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER
           NUMBER OF                   - 0 -
            SHARES                     ---------------------------------------------
         BENEFICIALLY            8.    SHARED VOTING POWER
           OWNED BY                      500,000
             EACH                      ---------------------------------------------
           REPORTING             9.    SOLE DISPOSITIVE POWER
            PERSON                       500,000
             WITH                      ---------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER
                                       - 0 -
------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  500,000
------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.45%
------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  IN
------------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  LARRY D. KELLEY
-----------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                   (B) [ ]
-----------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  OO
------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
                                  [ ]
------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA
------------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER
           NUMBER OF                   - 0 -
            SHARES                     ---------------------------------------------
         BENEFICIALLY            8.    SHARED VOTING POWER
           OWNED BY                      500,000
             EACH                      ---------------------------------------------
           REPORTING             9.    SOLE DISPOSITIVE POWER
            PERSON                       500,000
             WITH                      ---------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER
                                       - 0 -
------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  500,000
------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.45%
------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                           IN
------------------------------------------------------------------------------------

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         The following information pursuant to this Amendment No. 2 amends the
Schedule 13D dated July 19, 1999 ("Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2   IDENTITY AND BACKGROUND.

         (a) The persons filing this Schedule 13D (each, a "Reporting Person" and collectively, "Reporting Persons") are (i) Capitol Bay Management, Inc. ("CBM"); (ii) Capitol Bay Securities, Inc. ("CBS"); and (iii) Capitol Bay Group, Inc. ("CBG"); (iv) Stephen C. Kircher ("Mr. Kircher"); (v) Steven Kay ("Mr. Kay"); and (vi) Larry D. Kelley ("Mr. Kelley"). The filing of this Schedule 13D should not be deemed an admission that CBM, CBS, CBG, Mr. Kircher, Mr. Kay and/or Mr. Kelley comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         (b) The business address of Mr. Kay is 100 The Embarcadero, Penthouse Suite, San Francisco, CA 94105.

             The business address of Mr. Kelley is 5146 Arnold Avenue, McClellan, CA 95652

         (c) Mr. Kay's principal occupation is as an attorney.

             Mr. Kelley's principal occupation is as a real estate developer.

         (d) - (e) None of the Reporting Persons nor, to the best knowledge of each Reporting Person, any director or executive officer of CBM, CBS or CBG, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4   PURPOSE OF TRANSACTION.

         The response set forth in Item 4 of the Schedule 13D is amended as follows:

         On December 21, 1999, CBM agreed to purchase all of Mr. Kay and Mr. Kelley's equity interest in CBG (the "Stock Agreement") and, as partial consideration for such purchase, CBM agreed to sell, assign and transfer 500,000 Shares of MSI(such shares were transferred with a valuation of $.07 per Share) to each of Mr. Kay and Mr. Kelley. Mr. Kay and Mr. Kelley each have executed a one (1) year irrevocable proxy in favor or Mr. Kircher, allowing him to vote the Shares on any matter submitted to shareholders of MSI, with the exception of any vote concerning any merger of MSI, any sale of all or substantially all of the assets of MSI or any reorganization to which MSI is a party. Mr. Kircher disclaims any beneficial ownership in the shares held by each of Mr. Kay and Mr. Kelley.

         On December 1, 1999 CBM transferred 2,000,000 Shares (such shares were transferred with a valuation of $.07 per Share)of MSI to Mr. Kircher as compensation.

         As of the date hereof, CBS beneficially owns 212,900 Shares, all of which were purchased in open market transactions for its own account and are currently held in inventory.

         CBS is a wholly-owned subsidiary of CBG and CBG is, subsequent to the foregoing transactions with Mr. Kay and Mr. Kelley, wholly-owned by Mr. Kircher. Therefor, Mr. Kircher may be deemed to control CBG which may be deemed to control CBS. Mr. Kircher disclaims any beneficial ownership in the shares held by CBS.

                       [SIGNATURES ON THE FOLLOWING PAGE]

                                   SIGNATURES

         The filing of this Amendment No.2 to Schedule 13D and the disclosures herein shall not be deemed an admission that the Reporting Persons have had an acquisition of beneficial ownership of Shares or otherwise has become subject to an obligation to file a Schedule 13D relating to MSI, and shall not be deemed an admission that the Reporting Persons are the beneficial owner of MSI Shares for any purpose other than under Sections 13(d) and (g) of the Securities Exchange Act of 1934 and the rules thereunder.

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:             January 7, 2000


CAPITOL BAY MANAGEMENT, INC.


By:                                        By:
   --------------------------------            --------------------------------
         Stephen C. Kircher                        Stephen C. Kircher,
         President                                 an individual


CAPITOL BAY SECURITIES, INC.


By:                                        By:
   --------------------------------            --------------------------------
         Stephen C. Kircher                        Steven Kay,
         President                                 an individual


CAPITOL BAY GROUP, INC.


By:                                        By:
   --------------------------------            --------------------------------
         Stephen C. Kircher                        Larry D. Kelley,
         President                                 an individual

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Morrow Snowboards, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other to this Agreement to file on its behalf any and all amendments to such statement.

Date:    January 7, 2000


CAPITOL BAY MANAGEMENT, INC.


By:                                        By:
   --------------------------------            --------------------------------
         Stephen C. Kircher                        Stephen C. Kircher,
         President                                 an individual


CAPITOL BAY SECURITIES, INC.


By:                                        By:
   --------------------------------            --------------------------------
         Stephen C. Kircher                        Steven Kay,
         President                                 an individual


CAPITOL BAY GROUP, INC.


By:                                        By:
   --------------------------------            --------------------------------
         Stepehn C. Kircher                        Larry D. Kelley,
         President                                 an individual

                                    EXHIBIT B

                   LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF
                          CAPITOL BAY MANAGEMENT, INC.
                        CAPITOL BAY SECURITIES, INC. AND
                             CAPITOL BAY GROUP, INC.

                   LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF
                        CAPITOL BAY MANAGEMENT, INC. AND
                          CAPITOL BAY SECURITIES, INC.
                             CAPITOL BAY GROUP, INC.

         The executive officers and directors of Capitol Bay Group, Inc., Capitol Bay Management, Inc. and Capitol Bay Securities, Inc. are the same and are constituted as follows:

         OFFICERS

         Stephen C. Kircher      -    President and Chief Executive Officer
         Elizabeth A. McCargar   -    Secretary and Chief Financial Officer

         DIRECTORS

         Stephen C. Kircher
         Elizabeth A. McCargar